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                                   UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                                     SEC File Number:  0-3839
                                                     CUSIP Number: 098539 10 9

                                  FORM 12b-25
                          NOTIFICATION OF LATE FILING

                                 (Check One):

[x] Form 10-K and Form 10-KSB    [ ] Form 20-F    [ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB    [ ] Form N-SAR

     For Period Ended:  September 30, 1996

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

     For the Transition Period Ended:_________________________________________
______________________________________________________________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
______________________________________________________________________________

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                               (Not Applicable)
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PART I -- Registrant Information
______________________________________________________________________________

     Full Name of Registrant: BOOK CENTERS, INC.
     Former Name if Applicable: Industrial Investment Corporation
______________________________________________________________________________

     Address of Principal Executive Office (Street and Number)

          5600 N.E. Hassalo Street

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______________________________________________________________________________

     City, State and Zip Code

          Portland, Oregon 97213-3640
______________________________________________________________________________

PART II -- Rules 12b-25(b) and (c)
______________________________________________________________________________

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          See Part III below.

[ ]  (c)  The accountant's statement or other exhibit required by Rule 12b-
          25(c) has been attached if applicable.
______________________________________________________________________________

PART III -- Narrative
______________________________________________________________________________

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Registrant filed with the Securities and Exchange Commission on September 27, 1996 a definitive Rule 13E-3 Transaction Statement and a definitive Proxy Statement for a special meeting of Registrant's stockholders on October 18, 1996. At such meeting, Registrant's stockholders will consider a proposal to approve and adopt Articles of Amendment to Registrant's Restated Articles of Incorporation providing (a) for a reduction in the number of shares of authorized shares of the Registrant's common stock, no par value (the "Common Stock"), from 50,000,000 shares to 500 shares of common stock, no par value (the "New Common Stock"), (b) for a 100,000 to one reverse stock split of the Registrant's Common Stock, and (c) for a cash payment in the amount of nine cents per share of the currently outstanding Common Stock in lieu of the issuance of any resulting fractional shares of the New Common Stock to stockholders who, after the reverse stock split, own

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less than one share of the New Common Stock (such proposal is referred to herein as the "Reverse Stock Split"). If the stockholders approve the Reverse Stock Split and upon filing of the Articles of Amendment with the Secretary of State of Oregon (Registrant will file the Articles of Amendment immediately after the special meeting of the stockholders), Registrant will have only two stockholders of record. It will then file a Form 15 with the Securities and Exchange Commission. If the stockholders do not approve the Reverse Stock Split at the special meeting of the Registrant's stockholders, Registrant will undertake to file the Annual Report on Form 10-K for the fiscal year ended June 30, 1996 as soon as possible after such meeting.

______________________________________________________________________________

PART IV -- Other Information
______________________________________________________________________________

     (1) Name and telephone number of person to contact in regard to this notification.

         Daniel P. Halloran        (503)           287-6657
         -------------------------------------------------------
               (Name)           (Area Code)   (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                    [X] Yes   [ ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                    [ ] Yes   [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

______________________________________________________________________________

                              Book Centers, Inc.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: October 1, 1996                     By:_________________________________
                                             Daniel P. Halloran, President

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______________________________________________________________________________

                                   ATTENTION
                                   ---------

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
______________________________________________________________________________